Exhibit (a)(14)

For immediate release

FAIRMONT ANNOUNCES AGREEMENT TO BE ACQUIRED BY KINGDOM HOTELS AND COLONY CAPITAL

- Fairmont and Raffles to Combine, Creating a US$5.5 Billion Global Luxury Hotel Leader -

TORONTO, January 30, 2006 – Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that it has entered into an Acquisition Agreement whereby a Canadian company owned by Kingdom Hotels International (“Kingdom”) and Colony Capital (“Colony”) will acquire all of Fairmont’s outstanding common shares at a price of US$45.00 per share in cash. The total value of this transaction, including debt and the combination with Raffles, is expected to be approximately US$5.5 billion (or US$3.9 billion, without giving effect to the Raffles combination).

This all-cash transaction for 100% of the Company’s shares represents a 28% premium over Fairmont’s closing share price on November 4, 2005, the last trading day on the NYSE prior to the public expressions of interest in the Company, and exceeds the highest trading price of the shares.

The transaction has been unanimously approved by Fairmont’s Board of Directors following receipt of the recommendation of a Special Committee of the Board. Fairmont’s Board has agreed to recommend to its shareholders that they vote in favor of the transaction. The Board confirmed its previous recommendation of December 21, 2005 to reject the Icahn bid and not to tender to the Icahn bid.

Fairmont has been advised by Kingdom and Colony of their intention to combine the Fairmont and Raffles portfolios following the completion of the transaction, transforming the companies into a luxury global hotel leader with 120 hotels in 24 countries. Fairmont will remain an independent hotel management and ownership company headquartered in Canada and Raffles, based in Singapore, will also retain its independent brand identity. Raffles owns and manages a portfolio of 33 properties located primarily across Asia and Europe, including its flagship property built in 1887, the Raffles Hotel, Singapore.

“This transaction is the ideal means of delivering significant, immediate value to the Company’s current shareholders while preserving this Canadian-based company and establishing a solid platform from which to grow,” stated Peter C. Godsoe, Chairman of Fairmont’s Board of Directors. “As previously announced, the Fairmont Board created a Special Committee to review options for maximizing value for our shareholders. This review was thorough and dynamic, and it attracted significant interest from a number of parties. Following the presentation of the results of this review by the Special Committee, and the Special Committee’s recommendation, the Fairmont Board has unanimously recommended the transaction with Kingdom and Colony.”

“We are very excited about this transaction as it delivers value to our shareholders and creates an expanded foundation from which to build on our legacy, grow our brand and create significant opportunities for our employees. With an expanding international portfolio of exceptional resorts and gateway city properties, our guests will be exposed to new, exciting destinations with different cultures,” said William R. Fatt, Fairmont’s Chief Executive Officer. “We look forward to working with our partners who are committed to building on the success of our Company.”

HRH Prince Alwaleed bin Talal bin Abdulaziz Alsaud of Kingdom said, “As one of Fairmont’s current shareholders and strategic partners, Kingdom has long recognized the Company’s existing value and potential. Fairmont’s success is clearly attributable to the dedication and professionalism of its management and employees. We look forward to partnering with Colony and working with both Fairmont and Raffles’ management to take the combined companies to a new level of achievement.” Kingdom and its affiliates own 3,875,000 common shares of Fairmont.

"Colony's mission is to make major investments with world class partners in irreplaceable assets managed by proven management teams. Our partnership with HRH Prince Alwaleed and our investments in Fairmont and Raffles fulfill our mission,” commented Thomas J. Barrack, Jr., Chairman and Chief Executive Officer of Colony. “Fairmont and Raffles are an excellent strategic fit with rich histories, global brand recognition and complementary destinations. Joining the two luxury companies creates an ideal platform for continued international expansion.”

The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66?% of the votes cast by Fairmont’s shareholders at a meeting of shareholders, currently anticipated to take place in April, as well as court approval. A proxy circular will be prepared and mailed to shareholders in March providing shareholders with important information about the transaction. Once mailed, the proxy circular will be available at the Canadian SEDAR website at www.sedar.com and at the SEC’s website at www.sec.gov. All shareholders are urged to read the proxy circular once it is available.

The closing is subject to certain other customary conditions, including regulatory approvals. The closing of the transaction is not subject to any financing condition. The proposed transaction is expected to close in the second quarter of 2006, shortly after receipt of shareholder and court approvals.

UBS Investment Bank, Avington International and Scotia Capital Inc. acted as financial advisors to Fairmont. J.P. Morgan Securities Inc. acted as financial advisor to Kingdom and Colony.

This news release contains certain forward-looking statements relating, but not limited to, Fairmont’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “guidance”, “aim” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. These risks are further described in Fairmont’s filings with Canadian securities regulatory authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission website (www.sec.gov). All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, Fairmont disclaims any responsibility to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

About Fairmont Hotels & Resorts Inc.

FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 87 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada,

Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About Kingdom Hotels International

Kingdom is owned by a trust for the benefit of HRH Prince Alwaleed bin Talal bin Addulaziz Alsaud and his family. HRH Prince Alwaleed and related trusts and other entities have made substantial investments in multiple sectors including banking, hotels, media, telecommunications, technology, construction and real estate, entertainment, and upscale fashion, among numerous others. Significant hotel-related investments include interests in Fairmont Hotels & Resorts, Four Seasons Hotels and Resorts, the George V Hotel and Mövenpick Hotels & Resorts, covering more than 260 hotels throughout the U.S., the Middle East and Africa. Significant investments in other sectors include interests in Citigroup, News Corp., Time Warner, Motorola, Apple Computers, Ballast Nedam, Canary Wharf, Disneyland Paris, Saks Inc. and Kingdom Center.

About Colony Capital

Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack Jr., Colony is a private, international investment firm focusing primarily on real estate-related assets and operating companies. At the completion of this transaction, Colony will have invested more than $20 billion in over 8,000 assets through various corporate, portfolio and complex property transactions. The firm owns Raffles Hotels & Resorts, the legendary Costa Smeralda resort in Sardinia, Italy and Hotel Guanahani in St. Barts. Colony’s other investments in exclusive leisure lifestyle and resort properties have included the Amanresorts hotel chain, London’s Savoy Group, the Orchid at Mauna Lani on Hawaii’s Big Island, The Stanhope Hotel in New York City, the “W” in Honolulu, the Mayfair in Miami, Resorts International in Atlantic City, Atlantic City Hilton, Las Vegas Hilton, Accor Casinos in Europe, and the Sunrise Colony Country Club communities. Colony has a staff of more than 110 and is headquartered in Los Angeles, with offices in Beirut, Boston, Hawaii, Hong Kong, London, Madrid, New York, Paris, Rome, Seoul, Shanghai, Singapore, Taipei, and Tokyo.

About Raffles Hotels & Resorts

Raffles is a collection of 33 luxury hotels, including 23 Swissôtels, located in major cities around the globe that distinguishes itself through the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the US, Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland. Raffles will open the new Raffles properties in Beijing in mid-2006 and and Dubai in 2007. (www.raffles.com)

For Fairmont:

Investors

Emma Thompson

Investor Relations

Fairmont Hotels & Resorts Inc.

Tel: 416.874.2485

Email: investor@fairmont.com

Website: www.fairmont.com

U.S. Media

Daniel Gagnier

Citigate Sard Verbinnen

Tel: 212.687.8080

Email: dgagnier@sardverb.com

Website: www.sardverb.com

Canadian Media

Bruce MacLellan

Environics Communications Inc.

Tel: 416.969.2727

Email: bmaclellan@environicspr.com

Website: ww.environicspr.com

For Kingdom:

Charles Henry

Hotel Capital Advisers, Inc.

Tel:  212-599-5151

Email:  chuck@hcadvisers.com

For Colony:

Owen Blicksilver

Owen Blicksilver PR, Inc.

Tel 516 742 5950

Email: owen@blicksilverpr.com

Website: www.blicksilverpr.com